Exhibit 99.1

Announcement

CABLE & WIRELESS ANNOUNCES COMPLETION OF MONACO TELECOM ACQUISITION

On 2 June 2004 Cable and Wireless plc (“Cable & Wireless”) announced that it had entered into a conditional agreement to acquire for cash a 55% stake in Monaco Telecom S. A. M. (“Monaco Telecom”) from Vivendi Universal through the acquisition of 100% of the issued share capital of Compagnie Monegasque de Communication.

Having received the required approval of the Principality of Monaco (“the Principality”), Cable & Wireless is pleased to announce that it has today (18 June 2004) completed the acquisition. Cable & Wireless will have full management control over Monaco Telecom.

Cable & Wireless has entered into a shareholders’ agreement with the Principality, which contains, among other provisions, a prohibition on either Cable & Wireless or the Principality (subject to certain limited exceptions) selling their shares in Monaco Telecom for 5 years, mutual pre-emption rights on the transfer of shares and certain other limited rights in favour of the Principality. The Principality also has a put option entitling it to put its 45% shareholding in Monaco Telecom at certain times after 1 January 2008. The exercise price under the put option is fair market value, taking into account the nature of the minority stake in Monaco Telecom.

Monaco Telecom is an integrated telecommunications operator created in 1997 following the privatisation of the Principality’s incumbent public telecommunications operator. Monaco Telecom has a licence to provide public telecommunications services throughout Monaco, with exclusive rights to provide fixed line, mobile, internet access, and cable services in Monaco until at least 2014. Internationally, Monaco Telecom has operated a mobile network in Kosovo since 2000, under a management contract and, at the beginning of 2003, it was awarded the second GSM licence in Afghanistan as the strategic partner in a consortium 51% owned by the Aga Khan Fund for Economic Development.

Ends

For more information, please contact:

Cable & Wireless

Investor Relations:
Virginia Porter	Acting Director, Investor Relations	+44 20 7315 4460
Craig Thornton	Manager, Investor Relations	+44 20 7315 6225
Glenn Wight	Manager, Investor Relations	+44 20 7315 4468
Media:
Lesley Smith	Group Director of Corporate & Public Affairs	+44 20 7315 4410
Alice Macandrew	Finsbury	+44 20 7251 3801